Exhibit 21.1
Subsidiaries of The O’Gara Group, Inc.
     As of August 1, 2008, the major subsidiaries of The O’Gara Group, Inc., the jurisdiction of organization and the percent of voting securities owned by the immediate parent entity were as follows:

		% of Voting
		Securities
		Owned by
	Organized	Immediate
Subsidiary	Under Laws of	Parent
Diffraction, Ltd.	Vermont	100%
STS Holding Company	Ohio	100%
Sensor Technology Systems, Inc.	Ohio	100%
Sensor Technology Systems Limited	United Kingdom	100%
O’Gara Safety & Security Institute, Inc.	Ohio	100%
O’Gara-Tracor, Inc.	Ohio	100%
Security Support Solutions Limited	United Kingdom	100%
O’Gara-Homeland Defense Solutions, Inc.	Ohio	100%
O’Gara Training and Services, LLC	Ohio	100%
International Society of First Responders, LLC	Ohio	100%
Secure Product Creations, LLC	Ohio	100%